                                    FORM 11-K

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                          COMMISSION FILE NUMBER 1-4171

                 THE KELLOGG COMPANY SAVINGS AND INVESTMENT PLAN
                            (Full Title of the Plan)


                                 KELLOGG COMPANY
                                (Name of Issuer)

                               ONE KELLOGG SQUARE
                        BATTLE CREEK, MICHIGAN 49016-3599
                          (Principal Executive Office)

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND
THE TWO MONTHS ENDED DECEMBER 31, 2001



                                                                           PAGE(S)

REPORT OF INDEPENDENT AUDITORS...................................................1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits...................................2

Statement of Changes in Net Assets Available for Benefits........................3

Notes to Financial Statements..................................................4-9

SUPPLEMENTAL SCHEDULES

Schedule I:       Schedule of Assets (Held at End of Year)......................10


Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

                         REPORT OF INDEPENDENT AUDITORS



   To the Trustees and Participants of the
   Kellogg Company Savings
   and Investment Plan



   In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Kellogg Company Savings and Investment Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 and the two months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   Battle Creek, Michigan

   June 13, 2003

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND DECEMBER 31, 2001


                                                      2002                     2001
ASSETS
Receivables
  Employer contributions                        $     250,457            $      5,232
  Employee contributions                                                       16,789
  Interest                                                                        617
                                                -------------            ------------
       Total receivables                              250,457                  22,638
                                                -------------            ------------
Amount due from prior trustee (Note 1)                123,031
Investments
  Plan's interest in Master Trust                 623,841,143             435,700,450
  Loans to participants                             9,558,982               3,979,077
                                                -------------            ------------
         Total investments                        633,400,125             439,679,527
                                                -------------            ------------
         Total assets                             633,773,613             439,702,165
                                                -------------            ------------
LIABILITIES
Investment services fees                               39,862                  31,947
Amount due Plan sponsor                                13,895
                                                -------------            ------------
         Total liabilities                             53,757                  31,947
                                                -------------            ------------
         Net assets available for benefits      $ 633,719,856            $439,670,218
                                                =============            ============





                 See accompanying notes to financial statements

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                  FOR THE
                                                              FOR THE YEAR       TWO MONTHS
                                                                 ENDED             ENDED
                                                           DECEMBER 31, 2002  DECEMBER 31, 2001


Contributions
  Employer                                                  $  11,097,348      $    985,836
  Employee                                                     26,857,382         2,518,237
  Rollovers from other qualified plans                            706,859            83,244
                                                            -------------      ------------
         Total contributions                                   38,661,589         3,587,317
                                                            -------------      ------------
Earnings on Investments
  Plan's interest in income (loss) of Master Trust            (16,962,167)       13,995,253
  Interest income                                                 455,408            57,679
  Trustee fees                                                   (101,776)          (15,820)
  Administrative fees                                            (758,799)          (84,494)
                                                            -------------      ------------
         Total (loss) earnings on investments, net            (17,367,334)       13,952,618
                                                            -------------      ------------
Participant withdrawals                                       (45,045,121)       (7,504,442)
Net transfers between Plans                                       457,387
Transfers from prior trustees                                 217,343,117
                                                            -------------      ------------
Net increase                                                  194,049,638        10,035,493
Net assets available for benefits at beginning of year        439,670,218       429,634,725
                                                            -------------      ------------
Net assets available for benefits at end of year            $ 633,719,856      $439,670,218
                                                            =============      ============



                 See accompanying notes to financial statements

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The Plan operates as a qualified defined contribution plan and was established under Section 401(k) of the Internal Revenue Code. The accounts of the Plan are maintained on the accrual basis. Expenses of administration are paid by the Plan.

     CHANGE IN PLAN YEAR
     On November 1, 2001, the Kellogg Company Savings and Investment Plan ("the Plan") was amended, resulting in a change in the Plan's year end to December 31. Previously, the Plan year began on November 1 and ended on October 31. As such, the Plan reported on a short Plan year for the two months ended December 31, 2001.

     PLAN MERGERS
     On March 1, 2002, the Worthington Foods, Inc. 401(k) Profit Sharing Plan merged with the Plan. Plan assets of $1,624,593 consisting primarily of participant investment balances and participant loans receivable were transferred to the Plan on March 1, 2002.

     On March 28, 2002, the Mondo Baking 401(k) Plan merged with the Plan. Plan assets of $3,410,229 consisting primarily of participant investment balances and participant loan receivables were transferred to the Plan on March 28, 2002.

     On April 29, 2002, the Keebler Puerto Rico 401(k) Savings Plan merged with the Plan. Plan assets of $99,470 consisting primarily of participant investment balances were transferred to the Plan on April 29, 2002.

     On June 28, 2002, the Keebler Company Salaried Savings Plan merged with the Plan. Plan assets of $183,562,777 consisting primarily of participant investment balances and participant loan receivables were transferred to the Plan on June 28, 2002.

     On June 28, 2002, the Keebler Company Union Savings Plan merged with the Plan. Plan assets of $19,687,050 consisting primarily of participant investment balances and participant loan receivables were transferred to the Plan on June 28, 2002.

     On June 28, 2002, the Keebler Company Savings Plan for Hourly Associates of Cary Bakery merged with the Plan. Net plan assets of $8,958,998 consisting primarily of participant investment balances and participant loan receivables were transferred to the Plan on June 28, 2002.

     INVESTMENTS
     All investments are reported at current quoted market values except for guaranteed insurance contracts, which are reported at contract value and represent contributions made plus interest at the contract rate. These contracts are maintained in the Stable Value Fund of the Kellogg Company Master Trust.

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


     The Plan presents in the statement of changes in net assets available for benefits the Plan's interest in income of Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.

     EMPLOYER CONTRIBUTIONS RECEIVABLE
     Substantially all of the employer contributions receivable relate to employer matching contributions and related investment earnings, earned throughout the year, but which were unpaid by the Plan sponsor at year end.

     AMOUNT DUE FROM PRIOR TRUSTEE
     Amount due from prior trustee represents a receivable from the former trustee of the Keebler Company Savings Plan for Hourly Associates of Cary Bakery that was unpaid at December 31, 2002.

     ALLOCATION OF NET INVESTMENT INCOME TO PARTICIPANTS
     Net investment income is allocated to participant accounts daily, in proportion to their respective ownership on that day.

     RISKS AND UNCERTAINTIES
     The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible the changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.   PROVISIONS OF THE PLAN

     PLAN ADMINISTRATION
     The Plan is administered by the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.

     PLAN PARTICIPATION
     Generally, all salaried employees of Kellogg Company and its U.S. subsidiaries, employees of the Company's Worthington Foods subsidiary covered by a collective bargaining agreement, employees of the Company's Cary Bakery facility covered by a collective bargaining agreement and employees of the Company's Keebler subsidiary covered by a collective bargaining agreement are eligible to participate in the Plan.

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


     Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1 percent to 50 percent of their annual wages. Total deferrals in any taxable year may not exceed $11,000 (or $10,500 in 2001). As of January 1, 2002, employee contributions are matched by Kellogg Company at a 100 percent rate on the first 3 percent and a 50 percent rate on the next 2 percent, with 12.5 percent of the Company match restricted for investment in the Kellogg Company stock fund, except for employees of certain Company facilities covered by a collective bargaining agreement. Please refer to the Plan document for additional information. Employees may contribute to the Plan from their date of hire; however, the monthly contributions are not matched by the Company until the participant has completed one year of service.

     Participants of the Plan may elect to invest the contributions to their accounts as well as their account balances in various equity, bond, fixed income or Kellogg Company stock funds or a combination thereof in multiples of one percent.

     VESTING
     Participant account balances are fully vested.

     PARTICIPANT LOANS
     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years (or 180 months). Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Principal and interest are paid ratably through monthly payroll deductions. Loans that are considered to be uncollectible at year end result in the outstanding principal being considered a hardship withdrawal from the participant's plan account.

     PARTICIPANT DISTRIBUTIONS
     Participants may request an in-service withdrawal of all or a portion of certain types of contributions, under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.

     Participants who terminate employment before retirement, by reasons other than death or disability, may remain in the Plan or receive payment of their account balances in a lump sum or installment payments, and certain accounts retain an annuity payment right. If the account balance is $5,000 or less, the terminated participant will receive the account balance in a lump sum.

     Participants are eligible to retire from the Company at age 62, upon reaching 55 with 20 years of service, or after 30 years of service. Upon retirement, disability, or death, a participant's account balance may be received in a lump sum or installment payments.

     TERMINATION
     While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account of each participant will be fully vested.

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


3.   INCOME TAX STATUS

     The Plan administrator has received a favorable letter from the Internal Revenue Service dated November 19, 1997 regarding the Plan's qualification under applicable income tax regulations as an entity exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan was submitted to the IRS in February, 2002 for the purpose of requesting a favorable determination letter as to its on-going tax-qualified status.


4.   KELLOGG COMPANY MASTER TRUST

     The Plan has an undivided interest in the net assets held in the Kellogg Company Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan's funds available for investment during the year.

     Kellogg Company Master Trust net assets at December 31, 2002 and 2001 and the changes in net assets for the year ended December 31, 2002 and the two months ended December 31, 2001 are as follows:

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

4.       KELLOGG COMPANY MASTER TRUST

         SCHEDULE OF NET ASSETS AND LIABILITIES OF MASTER TRUST INVESTMENT ACCOUNTS


                                                                    2002                      2001
         Cash/Equivalents
          Interest bearing cash                             $     21,986,590         $      20,270,332
                                                            ----------------         -----------------
                   Total cash/equivalents                         21,986,590                20,270,332
                                                            ----------------         -----------------
         Receivables                                               2,227,281                 3,264,407
                                                            ----------------         -----------------
         General Investments
          Long Term U.S. Gov't Securities                         21,757,942                13,158,671
          Short Term U.S. Gov't Securities                        19,216,568                 4,099,850
          Corporate Debt - Long Term                               4,944,928                11,246,043
          Corporate Debt - Short Term                              7,262,014                 3,415,615
          Corporate Stocks - Common                               95,922,038                88,363,576
          Commingled Funds                                       164,020,605               181,917,720
          Shares of Registered Investment Company                100,512,901                79,622,761
          Guaranteed Investment Contracts                        674,814,554               524,256,792
                                                            ----------------         -----------------
          Total Investments                                    1,088,451,550               906,081,028
                                                            ----------------         -----------------
                  Total investments                            1,112,665,421               929,615,767
                                                            ----------------         -----------------
         Payables
           Unsettled trades                                       (6,909,233)                 (409,909)
                                                            ----------------         -----------------
                   Total liabilities                              (6,909,233)                 (409,909)
                                                            ----------------         -----------------
                   Net assets                                $ 1,105,756,188         $     929,205,858
                                                            ================         =================
         Percentage interest held by the Plan                           56.4%                     46.9%

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

4.       KELLOGG COMPANY MASTER TRUST

         SCHEDULE OF CHANGES IN NET ASSETS AND LIABILITIES OF MASTER TRUST INVESTMENT ACCOUNTS

                                                                         FOR THE YEAR                  FOR THE
                                                                            ENDED                  TWO MONTHS ENDED
                                                                      DECEMBER 31, 2002           DECEMBER 31, 2001



         Transfers from prior Trustees                               $  211,752,913                 $           -
         Earnings on investments
           Interest                                                      34,075,591                     5,560,100
           Dividends                                                      7,584,737                     2,021,123
           Net realized gain (loss)                                     (14,486,361)                    4,938,051
                                                                     --------------                 -------------
                  Total additions                                       238,926,880                    12,519,274
                                                                     --------------                 -------------
         Net transfer of assets out of investment account               (25,570,131)                   (8,573,355)
         Fees and commissions                                              (543,969)                      (82,194)
                                                                     --------------                 -------------
                  Total distributions                                   (26,114,100)                   (8,655,549)
                                                                     --------------                 -------------
         Change in unrealized appreciation (depreciation)               (36,262,450)                   13,125,161
                                                                     --------------                 -------------
         Net change in assets                                           176,550,330                    16,988,886
         Net assets at beginning of year                                929,205,858                   912,216,972
                                                                     --------------                 -------------
         Net assets at end of year                                   $1,105,756,188                 $ 929,205,858
                                                                     ==============                 =============

KELLOGG COMPANY
SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002                                                     SCHEDULE I

(A)                           (B)                                        (C)                                  (E)
                                                    DESCRIPTION OF INVESTMENT INCLUDING MATURITY
             IDENTITY OF ISSUE, BORROWER, LESSOR         DATE, RATE OF INTEREST, COLLATERAL,
                     OR SIMILAR PARTY                           PAR OR MATURITY VALUE                   CURRENT VALUE
           Loans to participants (interest rate                                                         $  9,558,982
           of 5.25% to 13.69%)



                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 26, 2003                 The Kellogg Company Savings and Investment
                                     Plan


                                         By: /s/ John A. Bryant
                                           ------------------------------------
                                           John A. Bryant
                                           Executive Vice President and Chief
                                           Financial Officer, Kellogg Company

                         INDEX TO EXHIBITS TO FORM 11-K

EXHIBIT NUMBER            DESCRIPTION OF DOCUMENT

23                        Consent of Independent Auditors.
99.1                      Section 906 Certification by John Bryant.
99.2                      Section 906 Certification by Carlos Gutierrez.